COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

March 18, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Mark A. Cowan

Re:     Columbia Funds Variable Insurance Trust (“CFVIT”); Registration Nos. 33-14954; 811-05199

Dear Mr. Cowan:

We are writing to respond to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that you provided to us in connection with (i) post-effective amendment no. 47 to the registration statement of CFVIT, filed with the SEC on January 25, 2013, relating to the following five new series of CFVIT: Columbia Variable Portfolio – Core Bond Fund, Columbia Variable Portfolio – Managed Volatility Conservative Fund, Columbia Variable Portfolio – Managed Volatility Conservative Growth Fund, Columbia Variable Portfolio – Managed Volatility Growth Fund and Variable Portfolio – Pyrford International Equity Fund (together, the “Funds”). The staff’s comments are set forth below, and are followed by our responses.

Columbia Variable Portfolio – Core Bond Fund

Comment 1:

Consider changing “None” to “N/A” in the Shareholder Fees table or removing the table entirely.

Response to Comment 1: We will remove the Shareholder Fees table.

Comment 2:

The principal investment strategies section of the prospectus states that the Fund’s investment strategy may involve frequent trading, which may increase taxable distributions for shareholders. Given the fact that the Fund is offered to insurance companies as part of variable annuity contracts and/or variable life insurance policies or qualified pension or retirement plan, consider whether this disclosure is appropriate.

Response to Comment 2: We will remove references to taxable distributions.

Columbia Variable Portfolio – Managed Volatility Conservative Fund, Columbia Variable Portfolio – Managed Volatility Conservative Growth Fund and Columbia Variable Portfolio – Managed Volatility Growth Fund

Comment 3:

With respect to the footnotes to the Annual Fund Operating Expenses table, (i) consider removing footnote (a), (ii) consider placing footnote (b) on both the Other Expenses row and the Acquired Fund Fees and Expenses row, and (iii) remove footnote (c).

Response to Comment 3: The Fund will place footnote (b) on both the Other Expenses row and the Acquired Fund Fees and Expenses row and remove footnote (c). The Fund’s advisory fee rate is not a specific fee rate applied to all Fund assets but rather a rate that varies according to the type of asset in the Funds’ portfolios. Because of this somewhat unusual fee structure, the Fund believes it is useful to describe the structure in a footnote to the table. Accordingly, the Fund prefers to retain footnote (a). This approach is similar to the approach taken for other Columbia Funds with similar fee structures, including Columbia Risk Allocation Fund, Columbia Capital Allocation Moderate Aggressive Portfolio, Columbia Capital Allocation Moderate Conservative Portfolio and Columbia Variable Portfolio – Asset Allocation Fund.

Comment 4:

Please confirm that the contractual fee waiver/expense reimbursement arrangements described in the Annual Fund Operating Expenses table (i) will be in effect for at least a year after the effective date of the Fund’s registration statement and (ii) will reduce the Funds’ operating expenses.

Response to Comment 4: The expense reimbursement arrangements for the Funds will be in effect for at least a year after the effective date of their registration statement and will reduce total annual Fund operating expenses. If final calculation of fees and expenses of a Fund indicates the arrangement will not reduce total annual Fund operating expenses, we will remove the arrangement from the table.

Comment 5:

If the Funds’ underlying funds may be affiliated funds, add risk disclosure regarding the conflict of interest that the Funds’ investment adviser is confronted with in managing the Funds and the underlying funds.

Response to Comment 5: We believe the Fund-of-Funds Risk addresses this comment.

Variable Portfolio – Pyrford International Equity Fund

Comment 6:

Please consider changing “None” to “N/A” in the Shareholder Fees table or removing the table entirely.

Response to Comment 6: We will remove the Shareholder Fees table.

Comment 7:

The principal investment strategies of the Fund include investment in convertible securities and preferred stock. Consider whether these represent principal risks.

Response to Comment 7: The Fund has a policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, to invest at least 80% of its net assets in equity securities. In response to SEC comments on funds with similar policies, the Fund has included a description of what securities constitute equity securities for purposes of this policy, including convertible securities and preferred stocks. Although such securities constitute equity securities for the policy, the Fund does not currently expect investment in such securities to pose a principal risk for the Fund.

Comment 8:

Consider whether the investment strategies described on pages 9 -10 of the Fund’s prospectus are principal investment strategies that should be described in the summary section of the prospectus.

Response to Comment 8: The Fund believes the principal investment strategy section of the summary section appropriately describe the principal investment strategies of the Fund.

We hope that this response adequately addresses your comments. CFVIT accepts responsibility for the adequacy and accuracy of the disclosure in its registration statement that is the subject of this letter. CFVIT acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. CFVIT further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Variable Insurance Trust

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